Exhibit 99.1

Waterdrop Inc. Announces First Quarter 2021 Unaudited Financial Results

BEIJING, June 17, 2021 /PRNewswire/ – Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Financial and Operational Highlights for the First Quarter of 2021

•

We achieved solid business growth in the first quarter of 2021. The first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace reached RMB4,469 million (US$682.1 million), representing an increase of 42.7% year-over-year.

•

The number of insurance customers and FYP per customer both grew rapidly. Our cumulative paying insurance customers reached 21.9 million as of March 31, 2021. The FYP per customer increased to RMB1,165, or by 32.1% year-over-year.

•

We continued to expand our product offerings. As of March 31, 2021, we offered 240 insurance products on our platform, as compared with 200 as of December 31, 2020. Over 90% of our FYP was contributed by our exclusive customized insurance products. In terms of product mix, the FYP of critical illness insurance, increased by 131.8% in the first quarter of 2021, primarily contributed by the design and sales of products under the new regulatory definition of critical illness.

•

Our consumer acquisition channels achieved a balanced growth. The FYP generated from internal traffic (excluding mutual aid channel), third-party traffic, and natural traffic and repeat purchases increased by 65.2%, 51.6% and 48.4% year-over-year, respectively.

•

Net operating revenue increased by 35.1% to RMB883.4 million (US$134.8 million) year-over-year. Excluding the impact from the cessation of our mutual aid business in March 2021, the adjusted net operating revenue increased by 43.2% year-over-year.

•

As of March 31, 2021, approximately 360 million people donated an aggregate of over RMB40 billion to nearly 1.9 million patients through our Waterdrop Medical Crowdfunding. Waterdrop Medical Crowdfunding charges zero service fees and we do not generate any revenues from Waterdrop Medical Crowdfunding.

Mr. Peng Shen, Founder, Chairman and Chief Executive Officer of Waterdrop, commented, “We are pleased to report strong financial and operational growth for the first quarter of 2021 in our first earnings release as a public company. Since our inception in 2016, we have benefited from robust industry development and achieved above-industry growth, and our unique business model has allowed us to become a leading integrated technology platform for insurance and healthcare service in China. Our business model, strong data insights, and technical capabilities have contributed to improving the overall efficiencies of the broader industry, while also empowering our insurance carrier partners. Moving forward, we are going to continue playing a positive role in advancing the diversified medical payment system in China and partake in the rapid growth of the massive Chinese insurance and healthcare market.”

Mr. Guang Yang, Co-founder, Director and General Manager of Insurance Marketplace, commented, “On the product side, we continued to develop customized products through deeper collaborations with our partner insurance companies. Among all products we offer to customers and by FYP contribution, over 90% are customized and co-designed by us and insurance carriers. In light of the introduction of the new regulatory definition of critical illness, we shifted our product offerings to adapt to the new definition and requirements to better cater to customer needs, and ensure our sustainable growth. In addition, we consistently diversify our customer acquisition channels, and the contribution from natural traffic and repeat purchases as a percentage of total FYP continued its upward trend.”

Mr. Kangping Shi, Chief Financial Officer of Waterdrop, added, “We had a solid first quarter starting the year with both FYP and net operating revenues up 42.7% and 35.1%, respectively, from the same period of last year. The increase in operating costs and expenses were mainly attributable to expenses related with the cessation of mutual aid business. For 2021, we expect our FYP and top line to grow rapidly, and we will continue to improve our unit economics performance by optimizing our customer acquisition strategy.”

Financial Results for the First Quarter of 2021

Operating revenue, net

Net operating revenue for the first quarter of 2021 increased by 35.1% to RMB883.4 million (US$134.8 million) from RMB653.8 million for the same period of 2020, which was primarily due to the growth of insurance brokerage income and technical service income.

•

Net operating revenue from management fee income decreased from RMB38.9 million for the first quarter of 2020 to RMB2.7 million (US$0.4 million) for the first quarter of 2021, which was mainly due to the cessation of the mutual aid business at the end of March 2021. Excluding management fee income from mutual aid business, the Company generated adjusted net operating revenue of RMB880.6 million (US$134.4 million) for the first quarter of 2021, representing an increase of 43.2% compared with the same period of 2020.

•

On March 26, 2021, the Company announced the cessation of the Waterdrop Mutual Aid business by the end of March 2021. In connection with this, the Company voluntarily covered mutual aid participants’ medical expenses arising from medical conditions diagnosed before March 31, 2021 that would have formerly been covered by the ceased mutual aid plan, subject to certain procedural requirements and eligibility criteria. Following this adjustment, the Company upgraded its services and offered a one-year complementary health insurance policy to each participant with a similar coverage as the participant’s original mutual aid plan. Starting from the end of March 2021, with the cessation of the Waterdrop Mutual Aid operation, the corresponding management fee income is no longer a revenue stream for the Company. The estimated cost of medical expense coverage is RMB15.0 million (US$2.3 million) and the estimated cost of one-year health insurance coverage is RMB81.7 million (US$12.5 million). RMB19.9 million (US$3.0 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB76.8 million (US$11.8 million) was recorded as operating costs.

Operating costs and expenses

Operating costs and expenses increased by RMB579.1 million, or 75.7%, to RMB1,343.9 million (US$205.1 million) for the first quarter of 2021 from RMB764.9 million for the same period of 2020.

•

Operating costs increased by 125.5% year-over-year to RMB300.6 million (US$45.9 million) for the first quarter of 2021, compared with RMB133.3 million for the first quarter of 2020, which was mainly due to (i) the cost of RMB76.8 million that incurred in relation to the cessation of the Waterdrop Mutual Aid business, (ii) RMB30.8 million increase in personnel cost as our consultants and insurance agents team rapidly expanded to support the business growth, and (iii) RMB44.3 million increase in professional and outsourced customer service fees.

•

Sales and marketing expenses increased by 67.7% year-over-year to RMB837.2 million (US$127.8 million) for the first quarter of 2021, compared with RMB499.2 million for the first quarter of 2020. The increase was primarily due to (i) a RMB247.8 million increase in marketing expenses to third-party traffic channels as a result of our business expansion and branding promotions, and (ii) a RMB100.7 million increase in outsourced sales and marketing service fees to third parties.

•

General and administrative expenses increased by 87.2% year-over-year to RMB121.3 million (US$18.5 million) for the first quarter of 2021, compared with RMB64.8 million for the first quarter of 2020. The increase was primarily due to (i) a RMB44.6 million increase in share-based compensation expenses, and (ii) an increase of RMB11.5 million in professional fees and personnel cost.

•

Research and development expenses increased by 25.6% year-over-year to RMB84.9 million (US$13.0 million) for the first quarter of 2021, compared with RMB67.6 million for the first quarter of 2020. The increase was primarily due to a RMB16.2 million increase in research and development personnel cost and related expenses, as our research and development team continued to expand to enhance our competitive capabilities in technology.

Operating loss for the first quarter of 2021 was RMB460.6 million (US$70.3 million), compared with operating loss of RMB111.1 million for the same period of 2020.

Interest income for the first quarter of 2021 was RMB13.2 million (US$2.0 million), compared with RMB5.3 million for the same period of 2020. The increase was primarily due to the increase in cash balance as a result of the receipt of proceeds from private equity financings and interest income from short-term investment. The Company does not generate interest income from the crowdfunding business.

Income tax benefit for the first quarter of 2021 was RMB74.3 million (US$11.3 million), compared with income tax expense of RMB21.8 million for the same period of 2020.

Net loss attributable to Waterdrop for the first quarter of 2021 was RMB370.2 million (US$56.5 million), compared with net loss of RMB120.7 million for the same period of 2020.

Adjusted net loss attributable to Waterdrop for the first quarter of 2021 was RMB203.1 million (US$31.0 million), compared with RMB106.5 million for the same period of 2020. Adjusted net margin was negative 23.0% for the first quarter of 2021, compared with negative 16.3% for the first quarter of 2020.

Cash and cash equivalents and restricted cash

As of March 31, 2021, the Company had combined cash and cash equivalents and restricted cash of RMB1,705.4 million (US$260.3 million), as compared with RMB1,323.3 million as of December 31, 2020.

Business Outlook

The Company expects the FYP generated through Waterdrop Insurance Marketplace to grow more than 50% year-over-year for the second quarter of 2021. This forecast is based on the current market conditions and reflects the Company’s preliminary view and estimates, which are all subject to changes.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company use non-GAAP financial measures, such as adjusted net operating revenue and adjusted net loss, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net operating revenue represents net operating revenue excluding management fee income from mutual aid business. Adjusted net loss represents net loss excluding share-based compensation expense, impact of terminating the mutual aid plan, foreign currency exchange gain or losses, and share of results of equity method investee. Such adjustments have no impact on income tax.

These non-GAAP financial measures should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net operating revenue and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance and online healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance and online healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on June 17, 2021 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-580-81995
Mainland China:	4001-206115
International:	1-412-317-6061
Elite Entry Number:	8371404 #

Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

A telephone replay will be accessible through June 24, 2021 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Access Code:	10157332 #

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

Xiaojiao Cui

IR@shuidi-inc.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-1380-111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

WATERDROP INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,061,962	1,107,394	169,021
Restricted cash	261,387	598,027	91,277
Short-term investments	1,193,160	519,661	79,316
Accounts receivable	539,791	645,463	98,517
Current contract assets	824,544	820,264	125,197
Amount due from related parties	813	439	67
Prepaid expense and other assets	651,080	499,674	76,263

Total current assets	4,532,737	4,190,922	639,658

Non-current assets
Non-current contract assets	24,006	24,215	3,696
Property, equipment and software, net	28,724	36,873	5,628
Intangible assets, net	53,034	56,806	8,670
Long-term investments	2,741	2,749	420
Right of use assets, net	60,694	57,001	8,700
Goodwill	3,119	3,119	476

Total non-current assets	172,318	180,763	27,590

Total assets	4,705,055	4,371,685	667,248

Liabilities, Mezzanine Equity and Shareholders’ Deficit
Current liabilities
Amount due to related parties	9,789	12,295	1,877
Insurance premium payables	607,326	602,608	91,976
Deferred revenue	22,017	11,374	1,736
Accrued expenses and other current liabilities	595,606	702,597	107,237
Current lease liabilities	36,551	37,497	5,723
Total current liabilities	1,271,289	1,366,371	208,549
Non-current liabilities
Non-current lease liabilities	27,709	23,150	3,533
Deferred tax liabilities	225,745	151,969	23,195
Total non-current liabilities	253,454	175,119	26,728
Total liabilities	1,524,743	1,541,490	235,277
Total mezzanine equity	4,837,336	4,947,623	755,154
Shareholders’ deficit
Ordinary shares	41	41	6
Additional paid-in capital	—	—	—
Accumulated other comprehensive income	14,956	13,241	2,021
Accumulated deficit	(1,672,021)	(2,130,710)	(325,210)
Total shareholders’ deficit	(1,657,024)	(2,117,428)	(323,183)

Total liabilities, mezzanine equity and shareholders’ deficit	4,705,055	4,371,685	667,248

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Operating revenue, net	653,795	883,367	134,828

Operating costs and expenses(i)
Operating costs	(133,288)	(300,608)	(45,882)
Sales and marketing expenses	(499,201)	(837,153)	(127,775)
General and administrative expenses	(64,765)	(121,287)	(18,512)
Research and development expenses	(67,610)	(84,875)	(12,954)

Total operating costs and expenses	(764,864)	(1,343,923)	(205,123)

Operating loss	(111,069)	(460,556)	(70,295)

Other income
Interest income	5,312	13,215	2,017
Foreign currency exchange gain	5,235	784	120
Others, net	1,632	2,101	321

Loss before income tax, and share of loss in equity method investee	(98,890)	(444,456)	(67,837)

Income tax (expense)/benefit	(21,838)	74,300	11,340
Share of loss in equity method investee	(3)	—	—

Net loss attributable to Waterdrop Inc.	(120,731)	(370,156)	(56,497)

Preferred shares redemption value accretion	(53,636)	(110,287)	(16,833)

Net loss attributable to ordinary shareholders	(174,367)	(480,443)	(73,330)

Net loss	(120,731)	(370,156)	(56,497)
Other comprehensive (income)/loss:
Foreign currency translation adjustment, net of tax	61	(2,782)	(425)

Unrealized gains on available for sale investments, net of tax	25	1,067	163

Comprehensive loss	(120,645)	(371,871)	(56,759)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,193,727,557	1,191,599,014	1,191,599,014
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.15)	(0.40)	(0.06)

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Sales and marketing expenses	(322)	(2,981)	(455)
General and administrative expenses	(17,389)	(62,021)	(9,466)
Research and development expenses	(1,722)	(6,176)	(943)

Total	(19,433)	(71,178)	(10,864)

WATERDROP INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB		USD
Net operating revenue	653,795	883,367		134,828

Less:
Management fee income	38,886	2,745	(ii)	419

Adjusted net operating revenue	614,909	880,622		134,409

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Net loss	(120,731)	(370,156)	(56,497)

Add:
Share-based compensation expense	19,433	71,178	10,864
Foreign currency exchange gain	(5,235)	(784)	(120)
Impact of terminating the mutual aid plan (iii)	—	96,697	14,759
Share of results of equity method investee	3	—	—

Adjusted net loss	(106,530)	(203,065)	(30,994)

(ii)

This represents management fee revenue related to the mutual aid business for the first quarter of 2021 after recording the RMB19.9 million reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021.

(iii)

This represents the estimated cost of medical expenses and cost of one-year health insurance coverage. RMB19.9 million (US$3.0 million) was accounted for as a reduction of management fee revenue previously recognized for each participant to the extent of the cumulative amount earned until March 26, 2021. RMB76.8 million (US$11.8 million) was recorded as operating costs.